Aspen Insurance Holdings Limited
141 Front Street
Hamilton HM 19
Bermuda
May 5, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tonya Aldave
James Lopez

Re:	Aspen Insurance Holdings Limited
Registration Statement on Form F-1
File No. 333-276163

Acceleration Request
Requested Date: May 7, 2025
Requested Time: 4:00 P.M., Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aspen Insurance Holdings Limited (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1, Registration Number 333-276163 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 P.M., Eastern Time, on May 7, 2025, or as soon thereafter as practicable or at such later time as the Company or its counsel, Sidley Austin LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.
We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Samir A. Gandhi of Sidley Austin LLP at (212) 839-5684 or Robert A. Ryan of Sidley Austin LLP at (212) 839-5931.

May 5, 2025

Very truly yours,
ASPEN INSURANCE HOLDINGS LIMITED

By:	/s/ David Amaro
Name:	David Amaro
Title:	Group General Counsel & Company Secretary

cc:	Samir A. Gandhi, Sidley Austin LLP
Robert A. Ryan, Sidley Austin LLP
Adam M. Gross, Sidley Austin LLP
Marc D. Jaffe, Latham & Watkins LLP
Erika L. Weinberg, Latham & Watkins LLP